Exhibit (d)(4)

January 24, 2012

Prof. Dr. Patrick A. Baeuerle

Re: Special Retention Award

Dear Dr. Baeuerle:

This letter agreement (this “Award Agreement”) is to inform you that Amgen Inc. (the “Parent”) is offering you a cash retention award in the amount of One Million Dollars and No Cents ($1,000,000.00), subject to the terms and conditions set forth below (the “Award”). Reference is made to the agreement and plan of merger made and entered into as of January 25, 2012, by and among the Parent, Armstrong Acquisition Corp., a wholly owned subsidiary of the Parent (“Purchaser”), and Micromet, Inc. (“Micromet”), pursuant to which Purchaser will be merged with and into Micromet, with Micromet as the surviving corporation and a subsidiary of the Parent (the “Merger”).

1. Payment. You will be entitled to receive payment of the Award if you remain continuously employed with the Parent and its affiliates (collectively, the “Parent Group”) through the second (2nd) anniversary of the consummation of the Merger (the “Vesting Date”). If you become entitled to receive payment of the Award, it will be paid to you in a single lump sum, less applicable taxes and other withholdings, on, or as soon as administratively practicable after, the Vesting Date, but in no event later than sixty (60) days following the Vesting Date.

2. Termination of Employment. If, before the Vesting Date, the Parent Group terminates your employment other than for “Cause” (as defined below) or your employment with the Parent Group terminates because of your death or “Disability” (as defined below), the Award will accelerate and be payable to you as soon as administratively practicable after your termination of employment, but in no event later than sixty (60) days following your termination date. If you terminate your employment with the Parent Group prior to the Vesting Date or the Parent Group terminates your employment for Cause prior to the Vesting Date, you will not be entitled to receive payment of the Award. For purposes of this Award Agreement, “Cause” means (i) unfitness for service, inattention to or neglect of duties, or incompetence, (ii) dishonesty, (iii) disregard or violation of the policies or procedures of the Parent Group, (iv) refusal or failure to follow lawful directions of the Parent Group, (v) illegal, unethical or immoral conduct or (vi) breach of the Parent’s Proprietary Information and Inventions Agreement entered into by you, in all cases, as determined by the Parent Group. For purposes of this Award Agreement, “Disability” means any medically determinable physical or mental impairment resulting in your inability to perform the duties of your position or any substantially similar position, where such impairment can be expected to result in death or can be expected to last for a continuous period of not less than six (6) months. The determination of whether you have a Disability will be made by the Parent’s short-term disability insurance carrier or administrator (or, if none, by the Compensation Committee of the Parent’s Board of Directors).

3. Entire Agreement. This Award Agreement, along with the letter agreement entered into by you, the Parent and Micromet, dated January 24, 2012 (the “Letter Agreement”), constitutes the entire agreement between the Parent Group and you on the subject of the Award, and this Award Agreement and the Letter Agreement supersede any prior or contemporaneous agreement, arrangement or understanding on this subject matter. By signing this Award Agreement, you represent that no one has made any promises to you (and you understand that no one has any authority to make promises to you) that differ from or supplement those made in this Award Agreement.

4. Section 409A. The Award is not intended to constitute “nonqualified deferred compensation” within the meaning of Section 409A of Internal Revenue Code of 1986, as amended from time to time, together with the regulations and official guidance promulgated thereunder (the “Code”), and will be administered in accordance with such intent. However, if at any time the Parent determines that the Award is subject to Section 409A of the Code, the Parent will have the right, in its sole discretion, and without your prior consent, to amend this Award Agreement as it may determine is necessary or desirable either for the Award to be exempt from the application of Section 409A of the Code or to satisfy the requirements of Section 409A of the Code. In no way limiting the forgoing, if Code Section 409A is found to apply to the Award and if the Award becomes payable as a result of your “separation from service” (within the meaning of Treasury Regulation Section 1.409A-1(h)(1), as interpreted by the Parent), and you are a “specified employee” as determined pursuant to Code Section 409A as of the date of your separation from service and if the Award both (x) constitutes a “deferral of compensation” within the meaning of Code Section 409A and (y) cannot be paid in the manner otherwise provided herein without subjecting you to additional tax, interest or penalties under Code Section 409A, then such payment will be delayed until the earlier of (i) the date which is six (6) months and one (1) day after your separation from service for any reason other than death, or (ii) the date of your death. The provisions of this paragraph will only apply if, and to the extent, required to avoid the imputation of any tax, penalty or interest pursuant to Code Section 409A. Any payment otherwise payable to you upon or in the six (6) month period following your separation from service that is not so paid by reason of this provision will be accumulated and paid to you in a single lump sum, as soon as practicable (and in all events within fifteen (15) days) after the date that is six (6) months after your separation from service (or, if earlier, as soon as practicable, and in all events within fifteen (15) days, after the date of your death) without interest. Whenever a payment under this Award Agreement specifies a payment period with reference to a number of days (e.g., “payment shall be made within sixty (60) days following a date”), the actual date of payment within the specified period shall be within the sole discretion of the Parent.

5. Right to Employment. You acknowledge that nothing in this Award Agreement alters the at-will nature of your employment.

By signing this Award Agreement below where indicated, you acknowledge and agree to the terms and conditions for receipt of the Award, as set forth above. You must return a signed copy of this Award Agreement to John Oakes (joakes@amgen.com), no later than 9:00 a.m. PST on January 25, 2012, in order to be eligible to receive payment of the Award.

Very truly yours,

/s/  Brian McNamee

By: Brian McNamee

Title: Senior Vice President, Human Resources

Company: Amgen Inc.

Accepted and agreed:

/s/ Prof. Dr. Patrick A. Baeuerle
Prof. Dr. Patrick A. Baeuerle